Exhibit 99.2

ITW Conference Call

Second Quarter

2006

ITW
Agenda

1. Introduction………………….. John Brooklier

2. Financial Overview……………... Ron Kropp

3. Manufacturing Segments……… John Brooklier

4. Forecast 2006……………….… Ron Kropp

5. Q & A……………….....……………John Brooklier/Ron Kropp

ITW
Forward - Looking Statements

This conference call contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding end market conditions, base revenue growth, earnings growth, operating income, tax rates, use of free cash and potential acquisitions for the 2006 full year and the Company's related forecasts. These statements are subject to certain risks, uncertainties, and other factors, which could cause actual results to differ materially from those anticipated. Important risks that may influence future results include (1) a downturn in the construction, automotive, general industrial, food institutional and retail, or real estate markets, (2) deterioration in global and domestic business and economic conditions, particularly in North America, the European Community, Asia and Australia, (3) the unfavorable impact of foreign currency fluctuations and costs of raw materials, (4) an interruption in, or reduction in, introducing new products into the Company's product lines, (5) an unfavorable environment for making acquisitions, domestic and international, including adverse accounting or regulatory requirements and market values of candidates, and (6) unfavorable tax law changes and tax authority rulings. The risks covered here are not all inclusive and given these and other possible risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

Conference Call Playback

Replay number: 402-998-0724

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Telephone replay available through midnight of
   August 3, 2006

Webcast / PowerPoint replay available at
   itw.com website

ITW
Quarterly Highlights

	2005 Q2	2006 Q2	F(U) Last Year Amount	%
Operating Revenues	3,286.1	3,579.5	293.4	8.9%
Operating Income	559.9	659.8	99.9	17.8%
% of Revenues	17.0%	18.4%	1.4%	
Net Income				
Income Amount	373.8	465.9	92.1	24.6%
Income Per Share-Diluted	0.64	0.81	0.17	26.6%
Average Invested Capital	8,321.1	8,994.0	(672.9)	-8.1%
Return on Average Invested Capital	18.4%	20.5%	2.1%	
Free Operating Cash Flow	417.6	281.2	(136.4)	-32.7%

ITW
Quarterly Operating Analysis

	% F(U) Prior Year		
	Operating Revenues	Operating Income	Operating Margins
Base Manufacturing Business			
Operating Leverage	4.5%	10.7%	1.0%
Nonvolume-related	-	3.0%	0.5%
Total	4.5%	13.7%	1.5%
Acquisitions / Divestitures	6.7%	3.3%	-0.7%
Translation	-1.4%	-1.1%	0.1%
Impairment	-	-	-
Restructuring	-	1.9%	0.3%
Intercompany	-0.9%	-	0.2%
Total	8.9%	17.8%	1.4%

ITW
Non Operating & Taxes

	2005 Q2	2006 Q2	F(U) Last Year Amount	%
Operating Income	559.9	659.8	99.9	17.8%
Interest Expense	(28.8)	(19.0)	9.8	
Investment Income	8.5	26.4	17.9	
Other Income(Expense)	6.8	(0.7)	(7.5)	
Net Income-P/T	546.4	666.5	120.1	22.0%
Income Taxes	172.6	200.6	(28.0)	
% to Pre Tax Income	31.6%	30.1%	1.5%	
Net Income-AT	373.8	465.9	92.1	24.6%

ITW
Invested Capital

	6/30/05	3/31/06	6/30/06
Trade Receivables	2,134.2	2,191.7	2,374.2
Days Sales Outstanding	58.3	59.8	59.7
Inventories	1,274.5	1,279.1	1,370.0
Months on Hand	1.8	1.8	1.8
Other Current Assets	299.7	426.8	612.9
Accounts Payable & Accruals	(1,583.6)	(1,715.1)	(1,880.4)
Operating Working Capital	2,124.8	2,182.5	2,476.7
% to Revenue(Prior 4 Qtrs.)	17%	17%	19%
Net Plant & Equipment	1,822.2	1,843.2	1,916.0
Investments	855.4	890.2	907.5
Goodwill and Intangibles	2,834.8	3,956.0	3,997.6
Other, net	595.3	(70.5)	(111.2)
Invested Capital	8,232.5	8,801.4	9,186.6

ITW
Debt & Equity

Total Capital	6/30/05	3/31/06	6/30/06
Short Term Debt	696.8	230.8	91.7
Long Term Debt	967.2	959.9	960.2
Total Debt	1,664.0	1,190.7	1,051.9
Stockholders' Equity	7,427.2	8,065.2	8,593.9
Total Capital	9,091.2	9,255.9	9,645.8
Less:			
Cash	(858.7)	(454.5)	(459.2)
Net Debt & Equity	8,232.5	8,801.4	9,186.6
Debt to Total Capital	18%	13%	11%

ITW
Cash Flow

	2005 Q2	2006 Q2
Net Income	373.8	465.9
Adjust for Non-Cash Items	68.6	127.7
Changes in Operating Assets & Liabilities	55.9	(235.7)
Net Cash From Operating Activities	498.3	357.9
Additions to Plant & Equipment	(80.7)	(76.7)
Free Operating Cash Flow	417.6	281.2
Stock Repurchase	(383.0)	-
Acquisitions	(11.8)	(82.5)
Purchase of Investments	(2.6)	(1.7)
Dividends	(81.1)	(93.6)
Debt	(87.4)	(139.9)
Proceeds from Investments	12.3	6.3
Other	(58.3)	34.9
Net Cash Increase	(194.3)	4.7

ITW
Return on Average Invested Capital

	2005	2006	F(U)
Current Quarter	**Q2**	**Q2**	**Prior Yr.**
Operating Income after Taxes	383.0	461.2	78.2
Operating Margins	11.7%	12.9%	1.2%
Average Invested Capital	8,321.1	8,994.0	(672.9)
Capital Turnover	1.58	1.59	0.01
Return on Average Invested Capital	18.4%	20.5%	2.1%

	2005	2006	F(U)
Year to Date	**Q2**	**Q2**	**Prior Yr.**
Operating Income after Taxes	692.7	833.8	141.1
Operating Margins	10.9%	12.1%	1.2%
Average Invested Capital	8,242.3	8,791.9	(549.6)
Capital Turnover	1.54	1.56	0.02
Return on Average Invested Capital	16.8%	19.0%	2.2%

ITW Acquisitions

	2005				2006			
	Q1	**Q2**	**Q3**	**Q4**	**Q1**	**Q2**	**Q3**	**Q4**
Annual Revenues Acquired	151	36	105	292	353	154	188	-
Purchase Price								
Cash Paid	188	12	113	314	199	82	165	-
Stock Issued	-	-	-	-	163	-	-	-
Total	188	12	113	314	362	82	165	-
Number of Acquisitions								
North America								
Engineered Products	1	1	5	4	2	4	-	-
Specialty Systems	1	-	3	1	2	4	2	-
International								
Engineered Products	-	1	-	-	4	-	-	-
Specialty Systems	1	1	3	-	3	2	-	-
Total	3	3	11	5	11	10	2	-

Key Economic Data

- Gap between stronger North America and weaker International end market activity narrowed in Q2: North America base revenues at 4.4%; International base revenue at 4.3%

- June '06 ISM Index: declined to 53.8% vs. 55.2% in March '06; June '06 new order index at 57.9% vs. 58.4% in March '06

- US Industrial Production (ex. Tech.): +4.0% in May '06

- International showed improvement
  Euro-Zone ISM: 57.9% in June '06 vs. 56.1% March '06
  EuroZone industrial production: +2.1%
  - Germany industrial production: +6.0%
  - UK and France industrial production: Flat

ITW
Engineered Products - North America

	2005 Q2	2006 Q2	F(U) Last Year Amount	%
Operating Revenues	971.7	1,102.2	130.5	13.4%
Operating Income	177.0	211.9	34.9	19.8%
Operating Margins	18.2%	19.2%	1.0%	

Engineered Products - North America
Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenues	Operating Income	Operating Margins
Base Business			
Operating Leverage	1.9%	4.3%	0.4%
Nonvolume-related	-	5.3%	0.9%
Total	1.9%	9.6%	1.3%
Acquisitions / Divestitures	11.1%	6.5%	-0.9%
Translation	0.4%	0.5%	-
Impairment	-	-	-
Restructuring	-	3.2%	0.6%
Total	13.4%	19.8%	1.0%

Engineered Products - North America
Key Points

- Total construction: -1% for Q2 '06

- ITW construction (tools and fasteners) base revenues: -2% for Q2 '06
  - new housing and renovation were slightly negative in Q2 '06
  - commercial: 10% growth in Q2 '06

- Wilsonart (high pressure laminate): base revenues flat in Q2 '06
  - base laminate products +4% in Q2 '06 while flooring was weaker due to earlier new product launch to the channel

Engineered Products - North America
Key Points

- Auto base revenues: +1% for Q2 '06
- Big 3 build rates: -1% for Q2 '06
  - GM: Flat
  - Ford: -1%
  - Chrysler: -1%
  - New domestics: +1%
- Big 3 inventories: 79 days at 6-30-06
  - GM: 73 days
  - Ford: 79 days
  - Chrysler: 91 days
- New domestics' inventories: 53 days at 6-30-06
- ITW Big 3 auto build forecast for 2006:
  - Down 2% to 4% for full year '06
- Industrial: base revenues +6% for Q2 '06
  - Top performers: Minigrip/ZipPak +17%; Fluid Products +10%; Industrial Plastics +6%; Polymers +6%

ITW
Engineered Products - International

	2005 Q2	2006 Q2	F(U) Last Year Amount	%
Operating Revenues	711.6	739.2	27.6	3.9%
Operating Income	102.1	110.5	8.4	8.2%
Operating Margins	14.3%	14.9%	0.6%	

Engineered Products - International Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenues	Operating Income	Operating Margins
Base Business			
Operating Leverage	4.1%	11.4%	1.0%
Nonvolume-related	-	-2.2%	-0.3%
Total	4.1%	9.2%	0.7%
Acquisitions / Divestitures	3.7%	0.7%	-0.4%
Translation	-3.9%	-4.3%	-0.1%
Impairment	-	-	-
Restructuring	-	2.6%	0.4%
Total	3.9%	8.2%	0.6%

Engineered Products - International Key Points

- **Construction base revenues: +5% in Q2 '06**
  - **Europe: +6% (improvement in wide variety of countries)**

  - **Austral-Asia: +8% (commercial/new housing strength in Australia/New Zealand)**

  - **Wilsonart Intl.: Flat (growth in Germany neutralized by slowing in Asia)**

- **Automotive base revenues: +2% in Q2 '06**
  - **Builds: +2% in Q2 '06**

  - **Fiat: +28%; BMW: +10%; Citroen/Peugeot: +2; GM Group: -6%; Renault: -4%; Daimler Chrysler: -3%**

  - **ITW FY '06 build forecast: +2% to +3%**

- **Industrial base revenues: +5% in Q2 '06**
  - **Electronic Component Packaging: +19%; ZipPak: +15%; Polymers: +8%; Industrial Plastics: +2%**

ITW
Specialty Systems - North America

	2005 Q2	2006 Q2	F(U) Last Year Amount	%
Operating Revenues	1,037.7	1,150.9	113.2	10.9%
Operating Income	188.3	230.1	41.8	22.2%
Operating Margins	18.1%	20.0%	1.9%	

Specialty Systems - North America Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenues	Operating Income	Operating Margins
Base Business			
Operating Leverage	6.8%	15.0%	1.4%
Nonvolume-related	-	3.2%	0.6%
Total	6.8%	18.2%	2.0%
Acquisitions / Divestitures	3.5%	2.3%	-0.3%
Translation	0.6%	0.7%	-
Impairment	-	-	-
Restructuring	-	1.0%	0.2%
Total	10.9%	22.2%	1.9%

Specialty Systems - North America
Key Points

- **Welding base revenues: 21% growth in Q2 '06 due primarily to demand for replacement products, new product introductions and better pricing metrics**

- **Total Packaging: +4% base revenue growth in Q2 '06**
  - **Signode packaging: +1% base revenue growth due largely to price reductions**

  - **Other industrial packaging units (stretch/paper) grew base revenues double-digit in the quarter**

- **Food Equipment base revenues: -1% in Q2 '06; restaurant/institutional side of business prospers while supermarket units struggle**

ITW
Specialty Systems - International

	2005 Q2	2006 Q2	F(U) Last Year Amount	%
Operating Revenues	675.0	728.2	53.2	7.9%
Operating Income	92.6	107.3	14.7	15.9%
Operating Margins	13.7%	14.7%	1.0%	

Specialty Systems - International Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenues	Operating Income	Operating Margins
Base Business			
Operating Leverage	4.6%	13.0%	1.1%
Nonvolume-related	-	4.4%	0.6%
Total	4.6%	17.4%	1.7%
Acquisitions / Divestitures	7.2%	2.1%	-0.7%
Translation	-3.9%	-4.1%	-
Impairment	-	-	-
Restructuring	-	0.5%	-
Total	7.9%	15.9%	1.0%

Specialty Systems - International
Key Points

- **Welding: base revenue +22% in Q2 '06 due to stronger equipment and consumables sales in Asia and Europe**

- **Total packaging: Flat in Q2 '06**
  -Signode industrial packaging declined 1% in Europe and fell 10% in Asia/Pacific

- **Food Equipment: base revenues +3% in Q2 '06; most growth emanating from institutional demand in Europe (especially Germany)**

- **Finishing: base revenues grew 8% in Q2 '06 thanks to sales of Gema powder based products in Europe**

ITW
2006 Forecast

	Low	High	Mid Point
3rd Quarter			
Base Revenues	**4.0%**	**6.0%**	**5.0%**
Income Per Share-Diluted	**$0.78**	**$0.82**	**$0.80**
%F(U) 2005	**8%**	**14%**	**11%**
Full Year			
Base Revenues	**4.7%**	**5.7%**	**5.2%**
Income Per Share-Diluted	**$3.03**	**$3.11**	**$3.07**
%F(U) 2005	**17%**	**20%**	**18%**

ITW 2006 Forecast
Key Assumptions

- Exchange rates hold at current levels.

- Acquired revenues in the $900 million to $1.1 billion range.

- Restructuring cost of $25 to $30 million.

- No further impairment of goodwill/intangibles.

- Nonoperating investment income of $60 to $70 million, which is lower than 2005 by $60 to $70 million.

- Tax rate of 30.5% for the 3rd quarter and the full year.

ITW Conference Call

Q & A

Second Quarter

2006